August 10, 2020

Burford Capital Limited
Draft Registration Statement on Form 20-F
Submitted July 6, 2020
CIK No. 0001714174

Dear Ms. Aldave:

Burford Capital Limited (the “Company”) has today submitted with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and Amendment No. 1 to the Draft Registration Statement on Form 20-F (the “Registration Statement”). This letter and the Registration Statement set forth the Company’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter dated July 31, 2020 (the “Comment Letter”), relating to the Company’s initial draft Registration Statement submitted to the SEC on July 6, 2020 (the “Initial Submission”). Clean copies of the Registration Statement and copies of the Registration Statement that have been marked to show changes made to the Initial Submission (the “Marked Registration Statement”) are enclosed for your convenience along with copies of this letter.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement. All references to page numbers in these responses are to pages of the Marked Registration Statement.

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Draft Registration Statement on Form 20-F

Item 3. Key Information
D. Risk Factors
Our portfolio may be concentrated in cases likely to have correlated results, page 9

1.	We note your disclosure here that your legal finance assets with a single law firm represented approximately 13% of your group-wide commitments. Please disclose the name of the law firm or advise.

Response:  The Company respectfully submits that it is not permitted to disclose the identity of the law firm in a public filing because of the confidentiality provisions included in the Company’s contractual agreements with the law firm. More importantly, the Company respectfully submits that the identity of the law firm is not material to an investor’s analysis of the Company’s business, operating performance and outlook because the value and quality of the Company’s legal finance assets with the law firm depend primarily on the outcome and timing of resolution of many individual litigation matters that are subject to separate litigation finance arrangements and are being handled by different lawyers at that law firm in multiple offices rather than the performance of that law firm as a whole. This is in contrast to a typical customer concentration matter, where knowledge of the identities of an issuer’s large customers may enable investors to make a judgment about the quality of receivables or the prospects of continuation of the relationship. However, the Company has revised its disclosure on page 9 to state that the law firm in question is one of the 50 largest law firms in the United States based on revenue according to The American Lawyer.

A significant portion of our fund assets under management are attributable to a fund with a single investor, page 11

2.	Please disclose the single investor of BOF-C that represents approximately 23% of your fund assets under management or advise why this information is not material to investors.

Response:  The Company respectfully advises the Staff that it has not included in the Registration Statement the identity of the investor of BOF-C because publicly disclosing the identity of private investors may adversely affect the Company’s ability to attract or retain investors. Litigation finance is a sensitive business that can result in concerns for investors about potential positional conflicts or damage to relationships. For example, private investors may be concerned about investing in the Company if the Company later finances litigation against a business partner of that investor or against another company in which the investor has an interest. Thus, public disclosure of the identity of investors could result in a reduction of the number of potential investors for the Company’s asset management business. In addition, the investor of BOF-C has repeatedly communicated to the Company that disclosure of such investor’s identity would result in a reconsideration of its investment with the Company.

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Further, from a materiality perspective, the Company believes that the identity of such investor is not relevant to the clearly disclosed risk that such investor may not commit capital to future funds after BOF-C’s expiry. The Company respectfully submits to the Staff that the material terms of such investor’s capital commitment to BOF-C and the risk that such investor may not commit capital to future funds after BOF-C’s expiry are adequately disclosed in the Registration Statement.

The laws, regulations and rules relating to legal finance are evolving and may be uncertain, page 12

3.	Please expand the risk factor to address proposed bills as they relate to legal finance in the United States. For example, please discuss briefly the “Litigation Funding Transparency Act” recently introduced in Congress. Also please briefly expand your risk factor disclosure to discuss the prohibitions or restrictions in connection with funding claims that you reference in this risk factor, as applicable to the jurisdictions in which you operate, or advise. Please also expand your disclosure related to these prohibitions or restrictions under “Regulations,” at page 32, or elsewhere under Business Overview, as applicable, or advise. Please discuss any risks and regulations or restrictions with owning Burford Law as a standalone law firm along with your legal finance businesses, if applicable, or advise.

Response:  The Company has revised its disclosure on pages 11, 12 and 34 to address the Staff’s comments.

We are subject to the risk of being deemed an investment company, page 13

4.	Please provide us additional analysis as to why you are not an investment company as defined in the Investment Company Act of 1940, as it pertains to the funds described under “Complex Strategies,” at page 28 and “Asset Management,” at page 29.

Response:  The Company has analyzed its status as an investment company under the Investment Company Act of 1940 (the “1940 Act”) and has determined that, notwithstanding its activities with respect to the private investment funds described under the above-referenced sections, it is not an investment company for purposes of the 1940 Act.  Even though many of the Company’s complex strategy assets may be “securities” as such term is defined in Section 2(a)(36) of the 1940 Act, as of December 31, 2019, the Company’s complex strategy assets amounted to $290 million on a consolidated basis, or 11% of its total consolidated assets.  The Company thus submits that (1) its complex strategy assets do not result in the Company being primarily engaged in the business of investing, reinvesting or trading securities, and that (2) it is otherwise not an investment company under the 1940 Act.

Further, although the Company manages litigation funding assets for these private investment funds, it does so through its investment adviser registered under the Investment Advisers Act, and the Company’s activities as a registered investment adviser do not result in the Company itself triggering the definition of an investment company under the 1940 Act.

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Item 4. Information on the Company, page 23

5.	We note that some important information about your general mode of business operations does not appear to be disclosed in this section, but instead described in the financial or other sections. Please include here a brief description of the following:

•	resale of a portion of your legal assets, including specific percentages of your largest claims (page 40);

Response: The Company has revised its disclosure on page 26 to address the Staff’s comments.

•	state that your undrawn commitments are divided into two categories: discretionary and definitive and describe major characteristics of each category (page 52);

Response: The Company has revised its disclosure on page 25 to address the Staff’s comments.

•	your commitments by region, for example, 42% in North America, and 30% Europe (page 55);

•	types of claims you invest in, such as antitrust 15%, intellectual property - 12%, arbitration - 10% (page 58);

•	the biggest industries for your legal claims, for example, insurance and utilities (page 59);

•	the fact that corporate clients account for 52% of your commitments, law firms for 44%, other clients for 4% (page 61); and

Response: The Company has revised its disclosure on pages 30 and 31 to address the Staff’s comments.

•	the fact that you issue legal expenses insurance policies through your wholly owned subsidiary and Guernsey based insurer, Burford Worldwide Insurance Limited (page F-12).

Response:  The Company respectfully submits that the legal expense insurance policies that are provided through Burford Worldwide Insurance Limited are described on page 27.

6.	Please disclose in this section your pricing model, such as percentage or fixed fee, a range or a combination of the two you charge for legal finance claims. In addition, based on the risk factor on page 10 it appears that you charge asset management performance fees. Please disclose the average fee or a range of such fees, or advise.

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Response:  The Company has revised its disclosure on page 25 to address the Staff’s comments with respect to its pricing model for legal finance claims.

The Company respectfully notes that the asset management and performance fees of its private funds are disclosed in the chart on page 75.

7.	We note your disclosure on page 27 that you have also launched Burford Law. Please add this company to your organizational chart on page 23 and list it in the table on page 24 or advise.

Response:  Burford Law is a trade name for the Company’s three-person internal law firm that operates pursuant to a license from the Solicitors Regulation Authority of England and Wales held by Burford Capital Holdings (UK) Limited (“BCH(UK)L”). Burford Law is not a separate corporate entity. The Company respectfully notes that BCH(UK)L is listed in the table on page 24. In addition, the Company has revised its disclosure on page 28 to provide additional disclosure regarding Burford Law and has updated the organizational chart on page 23 to label BCH(UK)L by name to address the Staff’s comments.

Complex strategies, page 28

8.	Please expand your disclosure in this section to describe your “complex strategies” business in more detail:

•	Clarify what you mean when you state that you “acquire assets that [you] believe are mispriced.” For instance, please clarify if you acquire these assets from another legal finance company.

•	Explain what you mean by your statement that you “are the owner of the asset subject to the claim, and therefore retain that decision-making authority.” Please clarify what decision-making authority are you referring to. Do you make any decisions directly related to the litigation strategies, ability to make decisions to settle or go to trial, or any other decisions traditionally reserved only for litigation parties and their counsel?

•	Please explain the statement that “there are significant risk management benefits with complex strategies investments because, if we lose the litigation, we still own the underlying asset, as opposed to the core litigation finance business where a loss of the case will generally cause us to lose our entire funded cost.”

Response:  The Company has revised its disclosure on pages 28 and 29 to address the Staff’s comments.

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Asset Management, page 29

9.	Please clarify what you mean by “sidecar” funds and how those pertain to the specific assets.

Response:  The Company has revised its disclosure on page 29 to address the Staff’s comments.

D. Property, Plant and Equipment, page 33

10.	Please describe general details of your office leases, including the size of each lease. Refer to Item 4.D of Form 20-F.

Response:  The Company has revised its disclosure on page 35 to address the Staff’s comments.

Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 34

11.	Please revise your operating results discussions throughout to quantify and explain the underlying cause(s) for the variation in the financial statement captions period over period. By means of example, the following list is not exhaustive:

•	Revise your capital provision income disclosure on page 35 to quantify the amount of the decline attributed to lower realized gains and lower fair value adjustments on capital provision assets and explain why both these amounts were lower in 2019.

•	Revise your service income disclosure on page 35 to explain why your fee-for service income from your asset recovery business increased despite your transition to a contingent risk model.

•	Revise your asset management income disclosure on page 37 to explain why management fees are lower on older funds.

•	Revise your insurance income disclosure on page 37 to explain why the settlement of two large cases results in an increase in income.

Response:  The Company has revised its disclosure on pages 36, 37, 38, 39 and 40 to address the Staff’s comments.

Segments, page 38

12.	Please revise your segment disclosure to include a discussion about segment profit or loss.

Response:  The Company has revised its disclosure on pages 41 and 42 to address the Staff’s comments.

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D. Trend Information
Non-IFRS Supplemental Financial Measures, page 44

13.	Please revise your disclosures to clearly state the reasons why you believe that the presentation of each of your group-wide measures provides useful information to investor’s regarding your financial condition and results of operations as required by Item 10(e)(1)(i)(C) of Regulation S-K. In your response, at a minimum, explain why:

•	Group-wide portfolio information on capital provision assets is meaningful to investors when not all the value is expected to inure to you and your shareholders; and

•	Group-wide undrawn commitments is meaningful to investors when not all commitments will be funded by you.

Response:  The Company has revised its disclosure on page 48 to address the Staff’s comments.

Item 6. Directors, Senior Management and Employees
Carry Pools Plan, page 78

14.	Please clarify what employees or groups of employees fall in the category of “certain employees” who may be invited to participate in the carry pool plans. Please also expand to explain the assets that are included in the “certain pools of assets.”

Response:  The Company has revised its disclosure on page 83 to address the Staff’s comments.

Item 19. Exhibits, page 109

15.	We note several references in the registration statement to your long-term incentive plan. Please file the plan as an exhibit to the registration statement and describe its material terms. In the alternative, please advise.

Response:  The Company has submitted the plan as an exhibit and has revised its disclosure on pages 82 and 83 to address the Staff’s comments.

Notes to the Consolidated Financial Statements
Note 2: Basis of preparation and principal accounting policies
Asset management income, page F-13

16.	Please tell us, and revise your policy as appropriate, how you account for the clawback provision in some of your asset management agreements identified in the risk factor at the bottom of page 10. In your response letter, reference for us the authoritative literature you rely upon to support your accounting.

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Response:  The clawback provision relates to performance fees that the Company may earn under its asset management agreements if certain performance targets are met. The amounts of performance fee income recognized within asset management income within the consolidated statement of comprehensive income, as set out for each of the three years in Note 10 on page F-33, were nil, $0.8 million and $2.4 million, for the years ended December 31, 2019, 2018 and 2017, respectively.

The performance fees are considered variable consideration under paragraphs 47 and 48 of IFRS 15 that, due to the existence of the clawback feature, are subject to a constraining estimate of variable consideration under paragraph 48(b). Therefore, in accordance with paragraphs 56 to 58 of IFRS 15 the performance fee income is only recognized when a reliable estimate of the fee can be made and it is assessed as highly unlikely that a significant reversal of the amount will occur. With respect to the Company’s funds and asset management agreements this is generally expected to be the point at which the fees ‘crystallize’ and are no longer subject to, or are in excess of, any ‘claw back’ of return to investors in the fund.

There may also be circumstances where the outcome of a remaining investment or investments is sufficiently well known (for example, pending cash settlement of an agreed or final outcome) in a fund reaching towards the end of its harvest period where it can be supported that a portion of the income is not probable of incurring a reversal. In such limited circumstances, to be assessed on a case by case basis, a portion of the income may qualify for recognition prior to the fee being crystallized.

Within the disclosure in Note 2 on page F-13, the Company has disclosed, “Performance fees are earned when contractually agreed performance levels are exceeded within specified performance measurement periods. They are recognized when a reliable estimate of the fee can be made and it is highly unlikely that a significant reversal of the amount will occur, which is generally at the end of the performance period”. Based on the materiality of these performance fees, the Company respectfully advises the Staff that it considers its policy to be appropriate under IFRS and accordingly have not proposed to make any revisions.

Financial instruments
7) Third-party interests in consolidated entities, page F-16

17.	We note your classification of third-party interest in consolidated entities as financial liabilities at fair value through profit and loss. As these amounts appear to be akin to noncontrolling interests, please tell us:

•	Why you do not classify them as a component of equity as required by paragraph 54(q) of IAS 1 and paragraph 22 of IFRS 10;

•	Why you classify the change in this item as a component of income instead of as an allocation of profit for the period as required by paragraph 81B of IAS 1; and

•	Why you do not provide a rollforward of the balance as a component of equity as required by paragraph 106(a) of IAS 1.

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In your response, reference of us the authoritative literature you rely upon to support your classification and accounting.

Response:  Paragraph 22 of IFRS 10 states that “A parent shall present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent.” The Basis for Conclusions of IFRS 10 paragraph BCZ157 notes that the N. C. X 1 decision of the Board was based on the fact that a non-controlling interest does not meet the definition of a liability in the Conceptual Framework for Financial Reporting.

The Conceptual Framework sets out the concepts that underlie the preparation and presentation of financial statements (but is not an IFRS itself) and states that the requirements of any IFRS prevail over those of the framework. It is therefore necessary to consider the definition of a liability as set out in IAS 32 in order to determine the appropriate classification for the non-controlling interest.

Paragraph 11 of IAS 32 contains the definitions for a ‘financial liability’ and an ‘equity instrument’. The third-party interests in the Company’s non-wholly owned consolidated entities all contain some form of contractual obligation whereby the Company is required to deliver cash or another financial asset to another entity.

As per IAS 32, paragraph 16, a financial instrument is an equity instrument only if (a) the instrument includes no contractual obligation to deliver cash or another financial asset to another entity and (b) if the instrument will or may be settled in the issuer’s own equity instruments, it is either:

1. a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or

2. a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Based on the definition above, the financial instruments held by the Company do not qualify as an equity instrument since the Company has a contractual obligation to deliver cash or another financial asset to another entity which falls under the definition of financial liability. The obligations relating to the Company’s two principal non-wholly owned consolidated entities are evidenced by the existence of a put option for the investors in the Strategic Value Fund to exit their investment and the fact that the BOF-C fund has a finite life.

The allocation of profit required by paragraph 81B of IAS 1 and the rollforward disclosure requirement required by paragraph 106(a) of IAS 1 are only applicable to third-party interests that meet the definition of an equity instrument under paragraph 11 of IAS 32. Since the third-party interests in the Company’s non-wholly owned consolidated entities are accounted for as a financial liability, the changes in this item are presented as a component of income and a rollforward is not required.

The Company respectfully advises the Staff that it considers its policy to be appropriate under IFRS and accordingly has not included these interests as a component of equity.

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Taxation, page F-18

18.	We note your risk factor on page 17 regarding significant uncertainty for the tax treatment of your financing agreements. Please revise your policy note to disclose how you account for this uncertainty. In addition, revise Note 4 to provide the disclosures required by paragraphs A4 and A5 of IFRIC 23 or tell us why this disclosure is not warranted.

Response:  While there is a risk factor disclosed relating to the potential tax treatment of the Company’s financing agreements, there are no provisions that are required to be recognized for the risk of a tax authority not accepting an uncertain tax treatment under IFRIC 23 and IAS 12 as it has been assessed as probable that the tax treatment will prevail if they are challenged by the tax authorities. Therefore, the Company does not include any disclosure with respect to uncertain tax provisions in the financial statements and, the Company respectfully advises the Staff that it does not propose any amendments to its policy note in this regard.

Paragraph A4 of IFRIC 23 references the disclosure requirements in paragraphs 122 and 125 to 129 of IAS 1 with respect to the judgements, assumptions and estimates relating to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. The Company respectfully submits that this disclosure has been provided in Note 2 on page F-8.

Paragraph A5 of IFRIC 23 requires an entity to determine whether to disclose the potential effect of the uncertainty as a tax-related contingency applying paragraph 88 of IAS 12. Management has performed an assessment of the financing agreements subject to the uncertainty and concluded that there are no applicable amounts to be recorded. Accordingly, the Company respectfully advises the Staff that disclosure of this uncertainty in Note 4 is not required.

Note 13: Cash management assets, page F-35

19.	You disclose that your cash management assets at December 31, 2019 were invested primarily in a listed investment fund and fixed income securities. Please tell us your consideration for disclosing more granular information about the composition of this portfolio under the requirements in paragraphs 25 and 6 of IFRS 7 to disclose fair value information about financial assets by class.

The Company’s consideration for the additional disclosure was seeking to provide information that might be helpful to the users of the financial statements in understanding some additional detail regarding the composition of the cash management assets. As this more granular information is not material (i.e., cash management assets represent approximately 1.5% of total assets) to drive a disaggregation on the balance sheet, and upon reviewing the requirements of paragraphs 25 and 6 of IFRS 7, the Company has reconsidered this position and revised its disclosure in Note 13 on page F-35 accordingly.

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Note 21: Fair value of assets and liabilities, page F-42

20.	We acknowledge your methodology disclosure regarding your capital provision assets here and in critical accounting estimates on page 40 and in Note 2 on page F-17. We also acknowledge your sensitivity disclosure and reasonably possible alternative assumptions disclosure on page F-45. Please address the following:

•	Revise your disclosure to provide some meaningful quantitative information about the significant unobservable inputs utilized in your fair value estimates as required by paragraph 93(d) of IFRS 13. Notwithstanding your confidentially argument regarding individual assets/matters presented on page 67 and elsewhere in your filing, disclosure of aggregate portfolio ranges and weighted averages appears appropriate. If you continue to believe it inappropriate to provide this required quantitative information, provide us your analysis support your assessment of fair value and the various inputs and explain why you cannot provide relevant quantitative information.

Response:  As disclosed on pages 43 and 44, the valuation of capital provision assets is principally based on objective developments in the underlying litigation matter that ultimately lead to a binary outcome – either a win or a loss. The quantum of the adjustment to fair value the Company recognizes depends on whether the development is favorable or unfavorable and the relative stage of the litigation reached. The Company’s valuation policy requires each capital provision asset to be assessed on a case by case basis to determine how much of the verifiable expected proceeds should be recognized in the fair value adjustment based on the specific circumstances of the underlying litigation matter. The Company’s disclosures therefore focus on a qualitative description of the valuation process, and the risks and limitations of that process. The Company has expanded the valuation methodology disclosures in Note 2 on pages F-17 and F-18 of the financial statements to include the additional detail of the valuation process that has been provided on pages 43 and 44.

•	Tell us why your sensitivity analysis required by paragraph 93(h) of IFRS and presented on page F-45 is limited to a simple 10% of the current balance and why you cannot provide other reasonably possible alternatives. In your response, tell us why the amounts disclosed are not 10% of the capital provision assets balances reported on your balance. In this regard, it appears that the impact on income should be a pre-tax amount while the impact on net assets should be an after-tax amount.

Response:  As noted above, there are no standardized quantifiable unobservable inputs for the capital provision assets as each asset in our portfolio is monitored separately for the potential outcomes of the underlying litigation matters. Therefore, the Company has concluded to date that the sensitivity analysis disclosure provided is the best manner to provide an investor with information to understand a positive or negative impact of fair value fluctuations on our overall income and net assets. Thus, the Company has provided a simple illustration of the impact of a 10% change in the current exposure on page F-45.

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The reported sensitivity is the impact applied to the net balance of level 3 assets as the level 3 liabilities also relate to capital provision activity and provide an offset to the asset exposure. The impact has been provided on a pre-tax basis on both income and net assets as the Company considers the fluctuation in the Company’s effective tax rate from period to period could indicate changes in sensitivity not driven by the valuation that are difficult to follow and detract from the comparability of this information. The Company has expanded the sensitivity disclosures in Note 21 on page F-45 and the same disclosure repeated on page 44 to include additional explanatory information on why the impact is presented on a pre-tax basis.

Note 22: Risk management
Credit risk, page F-49

21.	In the penultimate paragraph of this section you disclose that you apply the simplified approach to recognize impairment on settlement and receivable balances based on the lifetime expected credit loss. Please tell us why it is appropriate to use the simplified approach for your settlement receivables when paragraph 5.5.15 of IFRS 9 indicates that it applies only to trade receivables and contract assets under IFRS 15 or lease receivables under IFRS 16. Your settlement receivables appear to be generated from your capital provision assets accounted for as financial instruments under IFRS 9. Reference for us the authoritative literature you rely upon to support your accounting.

Response:  Note 8 on page F-31 states, “Amounts due from settlement of assets relate to the recovery of capital provision assets that have successfully concluded and where there is no longer any litigation risk remaining.” As these balances relate to short-term receivables with an expected duration of less than 12-months, the Company believes that measuring the expected credit loss as the lifetime expected credit loss consistent with the simplified approach that is permitted for trade receivables and contract assets under IFRS 15 is appropriate and consistent with the applicable accounting standards.

General

22.	We note that your forum selection provision identifies the Courts of Guernsey as the exclusive forum for litigation asserting a cause of action arising under the Companies Law or your articles of incorporation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please also describe the exclusive forum provision in your registration statement.

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Response:  The Company has revised its disclosure on page 95 to address the Staff’s comments to clarify that the Company’s forum selection provision is not intended to apply to actions or claims arising under the Securities Act and the Exchange Act. In order to further inform investors of the inapplicability of the forum selection provision to those actions or claims, the Company intends to include this disclosure in its annual report on Form 20-F in the future.

23.	We note that article 40 of your Articles of Incorporation indicates that the Company shall be entitled to security for costs in connection with any proceeding brought against it, which appears to be a fee shifting provision. Please disclose the following information in your registration statement:

•	the types of actions subject to this provision, including whether you intend to apply the provision to claims under the federal securities laws;

•	the level of recovery required by the plaintiff to avoid payment; and

•	who is subject to the provision (for example, former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).

Response:  The Company has revised its disclosure on page 95 to address the Staff’s comments.

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Should you have any questions or comments with respect to the Registration Statement or this response letter, please contact Andrew J. Pitts at 212-474-1620.

Sincerely,

/s/ Andrew J. Pitts
Andrew J. Pitts

Tonya Aldave

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

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Copies to:

Christopher Bogart, Chief Executive Officer

Jim Kilman, Chief Financial Officer

Mark Klein, General Counsel & Chief Administrative Officer

Burford Capital Limited

Regency Court, Glategny Esplanade

St. Peter Port GY1 1WW

Guernsey

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